VENOCO, INC.
370 17th Street, Suite 3900
Denver, CO 80202

September 30, 2010

H. Roger Schwall

Securities and Exchange Commission

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:                             Venoco, Inc. 10-K for Fiscal Year Ended December 31, 2009/File No. 1-33152

Dear Mr. Schwall:

Set forth below are responses of Venoco, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated September 27, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) and the Company’s 2010 Proxy Statement on Schedule 14A.

Set forth below are the Staff’s September 27, 2010 comments, indicated in bold, followed by responses on behalf of the Company.

Form 10-K for Fiscal Year Ended December 31, 2009

Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations, page 26

1.                                      In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of the rigs operating on your property is involved in an explosion or similar event in any of your offshore locations.  For example, and without limitation, please address the following:

•                Disclose the applicable policy limits related to your insurance coverage (as opposed to stating that your insurance is “[i]n accordance with industry practice,” as you do at page 20);

•                Describe more fully your contractual obligations relating to clean-up and other environmental costs;

•                Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your rig operators would be obligated to indemnify you against any such claims;

•                Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•                Provide further detail on the risks for which you are insured for your offshore operations.

In response to the Staff’s comment, the Company will provide the following additional disclosure in its third quarter 2010 Form 10-Q and comparable disclosure in subsequent annual reports on Form 10-K:

Risk and Insurance Program Update

Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including the risk of well blowouts, oil spills and other adverse events.  We could be held responsible for injuries suffered by third parties, contamination, property damage or other losses resulting from these types of events.  In addition, we have generally agreed to indemnify our drilling rig contractors against certain of these types of losses.  Because of these risks, we maintain insurance against some, but not all, of the potential risks affecting our operations and in coverage amounts and deductible levels that we believe to be economic.  Our insurance program is designed to provide us with what we believe to be an economically appropriate level of financial protection from significant unfavorable losses resulting from damages to, or the loss of, physical assets or loss of human life or liability claims of third parties, attributed to certain assets and including such occurrences as well blowouts and resulting oil spills.  We regularly review our risks of loss and the cost and availability of insurance and consider the need to revise our insurance program accordingly.  Our insurance coverage includes deductibles which must be met prior to recovery.  Additionally, our insurance is subject to exclusions and limitations and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

In general, our current insurance policies covering a blowout or other insurable incident resulting in damage to one of our offshore oil and gas wells provide up to $50 million of well control, pollution cleanup and consequential damages coverage and $250 million of third party liability coverage for additional pollution cleanup and consequential damages, which also covers personal injury and death.  We expect the future availability and cost of insurance to be impacted by the recent Gulf of Mexico Deepwater Horizon incident.  In particular, we expect that less insurance coverage will be available and at a higher cost.

If a well blowout, spill or similar event occurs that is not covered by insurance or not fully protected by insured limits, it could have a material adverse impact on our financial condition, results of operations and cash flows.  See “Risk Factors—Our business involves significant operating risks that could adversely affect our production and could be expensive to remedy. We do not have insurance to cover all of the risks that we may face” in our Annual Report on Form 10-K for the year ended December 31, 2009.

2.                                      In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

In response to the Staff’s comment, the Company will provide the following additional disclosure in its third quarter 2010 Form 10-Q and comparable disclosure in subsequent annual reports on Form 10-K.

Remediation Plans and Procedures

As required by regulations imposed by the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, we have updated and adopted an oil-spill response plan and have obtained oil-spill financial assurance in connection with our offshore operations.  Our oil-spill response plan details procedures for rapid response to spill events that may occur as a result of our operations. The plan calls for training personnel in spill prevention and response.  Periodically, drills are conducted to measure and maintain the effectiveness of the plan. We review the plan annually and update where necessary.

Also pursuant to BOEMRE regulations, and similar regulations adopted by the California Department of Fish and Game’s Office of Oil Spill Prevention and Response, we continue to be a member of Clean Seas, LLC, or Clean Seas, a cooperative entity operated with other offshore operators to prevent and respond to oil spills in the offshore region in which we operate.  The purpose of Clean Seas is to act as a resource to its member companies by providing an inventory of state-of-the-art oil spill response equipment, trained personnel, and expertise in the planning and execution of response techniques.  Clean Seas’ equipment consists primarily of oil spill response vessels, including two equipped with approximately 4,500 feet of boom, advanced oil recovery systems, high capacity stationary skimmers, storage tanks for recovered oil, infrared radar and advanced electronic equipment for directing and monitoring oil spill response activities.  Clean Seas’ designated area of response, which encompasses all of our offshore operations, comprises the open oceans and coastline of the South Central Coast of California including Ventura, Santa Barbara, and San Luis Obispo Counties, and the Santa Barbara Channel Islands.

Controls and Procedures, page 73

3.                                      We note your statement that “our CEO and CFO have concluded that, subject to the limitations noted in this section, as of December 31, 2009, our disclosure controls and procedures were effective.”  Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures were not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures were effective except to the extent they were not effective.

In response to the Staff’s comment, in future filings the referenced qualifying language (i.e., “subject to the limitations noted in this section”) will not be used and the disclosure will state the relevant conclusions in clear and unqualified language.

Definitive Proxy Statement on Schedule 14A

Risk Considerations, page 23

4.                                      We note your disclosure in response to Item 402(s) of Regulation S-K at pages 16 and 23.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

In response to the requirements of Item 402(s) of Regulation S-K, the Company prepared, and the Compensation Committee (the “Committee”) of the Company’s board of directors considered, a detailed analysis of aspects of the Company’s compensation policies and practices that could incentivize unwarranted or excessive risk-taking behaviors on the part of executive, office and field-based staff, and other aspects of those policies and practices that could be expected to mitigate those incentives.  For example, with respect to the compensation of senior executives, the Committee considered the risk that the reserve replacement component of bonus determinations under the Company’s 2007 Senior Executive Bonus Plan (the “Bonus Plan”) could incentivize executives to pursue uneconomic acquisitions so as to increase the Company’s reserves.  With respect to that risk, the Committee also considered that uneconomic acquisitions would likely have a negative effect on two other components of bonus determinations under the Bonus Plan (finding and development costs and the ratio of debt to Adjusted EBITDA), and therefore that those components partially mitigated the identified risk.  See pages 19 and 20 of the Proxy Statement for a description of the Bonus Plan and the components of the bonus determination thereunder.  The Committee also considered certain aspects of the Company’s compensation policies and practices that it determined have more general risk-mitigating effects with respect to executives, including the “clawback” provision of the Bonus Plan (described on pages 19 and 20 of the Proxy Statement), the vesting requirements of restricted stock awards granted pursuant to the Company’s 2007 Long-Term Incentive Plan (described on page 21 of the Proxy Statement) and the Company’s equity ownership guidelines (described on page 22 of the Proxy Statement).

The Committee conducted a similar analysis with respect to field-level employees.  For example, because the bonus program for those employees is based in part on operating expenses incurred, the Committee considered the risk that those employees might have an incentive to inappropriately delay maintenance activities so as to suppress expenses.  In this regard, the Committee also considered the mitigating effect of the Company’s supervisory procedures and the fact that environmental, safety and health factors form the basis of a significant percentage of the bonus determination for those employees.  Based on its overall analysis, the Committee concluded that the Company’s compensation policies and practices do not encourage risk taking that is reasonably likely to have a material adverse impact on the Company.

Engineering Comments

Business and Properties, page 7

Changes in Proved Reserves, page 16

5.                                      We note your statement, “None of our proved undeveloped reserves as of December 31, 2009 have remained undeveloped for ‘more than five years.”  Please revise your disclosure to indicate, if any, the PUD reserves that you have scheduled for development five years beyond booking. You may refer to Item 1203(d) of Regulation S-K.

The Staff is advised that as of December 31, 2009, the Company does not have any PUD reserves that it has scheduled for development beyond five years from the original date of booking.  In future filings, the Company will clarify the relevant disclosure by deleting the sentence “None of our proved undeveloped reserves as of December 31, 2009 have remained undeveloped for more than five years” and replacing it with the following:

“We intend to convert the proved undeveloped reserves recorded as of December 31, [   ] to proved developed reserves within five years of the date the reserves were initially recorded.”

Controls over Reserve Report Preparation, Technical Qualifications and Technologies Used. page 17

6.                                      We note your statement, “The preliminary appraisal report and changes in our reserves are reviewed by our Reserves Manager, relevant Reservoir Engineers, our Vice President of Acquisitions and our President for completeness of the data presented and reasonableness of the results obtained.”  Please disclose the qualifications of these individuals and address the procedures used to ensure compliance of your proved reserves with Rule 4-10(a) of regulation S-X.

The Staff is advised that the Company views its Vice President of Acquisitions as the internal technical person primarily responsible for the reserves estimation process, and that disclosure of the role played by other personnel is intended to describe certain of the Company’s internal controls relating to that process.  In response to the Staff’s request, in future filings, the Company will provide the following summary of qualifications for its Vice President of Acquisitions (or comparable disclosure for the person having equivalent responsibilities at that time):

“Terry Sherban, Vice President of Acquisitions, is responsible for overseeing the reserves process at Venoco. Mr. Sherban started with Venoco in 1998 and has over 30 years of experience in the oil and gas industry.  He holds a Bachelor’s Degree in Mechanical Engineering from the University of Saskatchewan and is a registered Petroleum Engineer.  Mr. Sherban is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.”

Additionally, the Staff requested the Company to address the procedures used to ensure the compliance of its proved reserves with Rule 4-10(a) of Regulation S-X.  In future filings, the Company will provide substantially the following additional discussion regarding the preparation of reserves:

“Our year-end reserve report is prepared by DeGolyer & MacNaughton in accordance with guidelines established by the SEC.  Reserve definitions comply with the definitions provided in Regulation S-X of the SEC.  DeGolyer & MacNaughton prepares the reserve report based upon….”

“The preliminary appraisal report and changes in our reserves are reviewed by our Reserves Manager, relevant Reservoir Engineers, our Vice President of Acquisitions and our President for completeness of the data presented, reasonableness of the results obtained and compliance with the reserves definitions in Regulation S-X of the SEC.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

7.                                      Please disclose the information related to your delivery commitments as described in Item 1207 of Regulation S-K.

The Staff is advised that the Company has, and historically has had, minimal or no contractual commitments to provide fixed and determinable quantities of oil or gas.  Should the Company subsequently enter into contracts providing for such commitments, it will provide appropriate disclosure under Item 1207 of Regulation S-K; otherwise, the Company will provide a definitive statement regarding its lack of such commitments in future filings.

Notes to Consolidated Financial Statements, page F-10

Supplemental Information on Oil and Natural Gas Exploration. Development and Production Activities (Unaudited), page F-39

8.                                      We note the 2009 bench mark product pricing in footnote (3).  Please tell us the average, adjusted product prices used for the determination of proved reserves for your California properties and for your Texas properties.

The Staff is advised that the average adjusted product prices used for the determination of proved reserves at December 31, 2009 for the Company were $50.54 per barrel of oil and natural gas liquids and $3.797 per thousand cubic feet of gas (California - $49.46/Bbl, $3.806/Mcf; Texas - $60.30/Bbl, $3.644/Mcf).  In future filings, the Company will provide the average adjusted product prices used for the determination of proved reserves.

Exhibit 99.1

9.                                      We note the omission of items prescribed by Item 1202(a)(8) of Regulation S-K.  Please procure a third party reserve report that includes:

•                The date on which the report was completed;

•                The adjusted average prices used in the estimation of your 2009 proved reserves;

•                A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;

•                A discussion regarding the inherent uncertainties of reserves estimates; and

•                A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

As discussed with the Staff, the Company believes that Exhibit 99.1 to the 10-K includes disclosure concerning each of the items set forth in Regulation S-K Item 1202(a)(8) except for the date the reserves estimation process was completed.  The Company will ensure that future filings include the required disclosure.

*              *              *              *              *

The Company acknowledges that:

•                it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 600-2846.  Thank you in advance for your assistance.

Sincerely,

/s/ Timothy A. Ficker

Timothy A. Ficker
Chief Financial Officer